UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40471

CUSIP NUMBER 84862C302

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Splash Beverage Group, Inc.

Full Name of Registrant

1314 East Las Olas Blvd, Suite 221

Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-CEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Splash Beverage Group, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”) in a timely manner without unreasonable effort or expense due to its limited personnel and financial resources, and the continuing conduct of the audit of the financial statements to be included in the Form 10-K by the Company’s independent registered public accounting firm. Additional time is needed for the Company to review and finalize its financial statements, to ensure adequate disclosure of financial information, and for the Company’s independent registered accounting firm to complete their audit. The Company expects to file the Form 10-K on or prior to the 15th calendar day following the prescribed due date of the Annual Report, as required by Rule 12b-25 under the Securities Exchange Act of 1934.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

William Meissner	(954)	745-5815
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues for the year ended December 31, 2025 of approximately $0.4 million compared to revenues of approximately $4.2 million for the year ended December 31, 2024. The $3.8 million decrease in revenue is due to a lack of operating capital which hindered the Company’s ability to generate sales.

The expected results of operation set forth above are subject to potential revisions based on the audit of such financial statements being conducted by the Company’s independent registered public accounting firm.

Splash Beverage Group, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2026	By:	/s/ William Meissner
William Meissner, President